William A. Ćooke, DDS, MBA

[redacted]

Curriculum Vitae

Education/Training

MBA, University of Phoenix, 1995
DDS, University of Texas at Houston, 1980
Bachelor of Commerce, Rice University, 1975

Professional Experience (1980-2018)

Thirty-eight years in the private practice of General Dentistry. Thirty years of experience in providing dental expert witness services.

Current Occupation (2022-2025)

Screenwriter – *From The Playbook of Johnny* (2023)
Movie Producer – Bayview Productions LLC (2024-2025